Filed by SendGrid, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Below is a message from the Chief Executive Officer of SendGrid, Inc. to the employees of SendGrid, Inc., including a Frequently Asked Question Guide, regarding the strategic transaction, which was made available to SendGrid Inc.’s employees on October 15, 2018.

DRAFT ALL-EMPLOYEE MESSAGE FROM SAMEER

Subject:  Accelerating Our Mission and Vision

Gridders -

I’m so excited to share the news with you that Twilio announced its agreement to acquire SendGrid. We have issued a joint press release (link) and Jeff Lawson, CEO of Twilio, and I will be hosting an investor call at 3:30pm (link) and an All-Hands for both Gridders and Twilions at 4:30pm Mountain Time today to provide you with more details.  Please also see the link to my video at the end of this message for more context.

Working together, arm in arm, we have created a company of significant value with a bright future, and today marks the beginning of our newest chapter. We are soon to be a part of the Twilio family and, and once the merger is completed, are joining a proven, successful and rapidly growing cloud communications platform, aligned with our developer-centric roots, as well as our mission and values.

Maintaining our 4H values and unique culture as we scale has always been a priority for us and the next leg of our journey will be no different.  Twilio and SendGrid are very much in sync on values and this alignment weighed heavily in the decision to join them. Many of Twilio’s nine core values and leadership principles are in lockstep with ours. In fact, “Be Humble” is one of Twilio’s values, and while the remainder of their nine values may have semantic differences, they are very similar to our 4Hs.  While we use the language of being Hungry, our Hungry H encapsulates a few of Twilio’s values including, ‘thinking at scale,” and “living the spirit of challenge,” and their leadership principle of being, “relentless about success.” Their focus on “start with why,” is all about being a transparent and data driven organization - a core tenet of our Honest H. Jeff and I have discussed culture and values at length and he and I both agree that preserving the SendGrid culture is key to our joint future success.

Joining Twilio will allow us to accelerate our journey toward a shared vision of offering one trusted platform to fuel the future of customer communications. Along with our shared vision and values, Twilio and SendGrid have much in common. We both were founded over nine years ago (Twilio in ‘08, SendGrid in ‘09) with a new business model at the outset of pioneering the Developer Economy. We both provided an API-first approach, with transactional pricing, which was a fairly unusual model and proved to be forward-thinking at the time.

Because of our shared history and business model, we have long been great partners. The partnership has been formal from a product perspective over the past couple years, but we also share a set of customers who currently utilize both of our platforms.

Today’s announcement will enhance our brand among developers, give us immediate scale, and expand opportunities to cross sell and invest. Our combined developer community will cement the company’s position as a leading provider and partner to developers, creating one of the world’s great developer community brands.  We are also now part of one of the fastest growing software companies at this scale on the planet, giving us more opportunities to invest in innovation. The revenue of the combined companies are well on track to reach the rarified $1B+ SaaS milestone!

While our joint customers will undoubtedly benefit from our integration, Twilio will be able to cross-sell its voice, video & messaging applications to the balance of our 74,000+ customers and similarly, SendGrid’s Email API, Marketing Campaigns, along with the myriad of new capabilities we’ve been building, can be cross-sold to the nearly 60,000 businesses that use Twilio. This will solve a huge pain point for developers. I often talk about checking into a flight, and am asked by the mobile app if I’d like my boarding pass sent to me over text or email. The developers of that app, and virtually every other app, would likely love a solution like that from us, across all our channels, without them having to do a lot of manual work on their side to stitch it together.

With these well-known commonalities, we believe this announcement will be well received by our shareholders, our investors and our customers. We also believe that bringing our two companies together will be good for our Gridders and for Twilio’s team, known as Twilions. The growth generated by our combined companies will fuel career opportunities for many and we’re excited about what that can mean for each of you.

We’ve worked hard for 9 years to build SendGrid, and this is the biggest event in the company’s history, so it’s not surprising that people will have many questions, and even some concerns. In the spirit of our Honest H value, we’ve put together an initial list of FAQs below to address some of the questions we thought you’d have. And we know there will be many more over the coming weeks and months.  I encourage you to read through our FAQs, write down the additional questions you have as they come to you and submit them here. We will address your questions in a frequent ongoing manner throughout this process. Please stay tuned for additional meetings that we’ll be putting on the calendar. After the All-Hands meeting ELT will be meeting with each of their functions this afternoon.

Our ELT and I are committed to open communication with you as we progress through the integration process with the Twilio team. We will share what we learn and when we don’t have the answers, we’ll work to hunt them down for you.

I’m excited for us to take this giant leap forward in our journey and I believe that being a part of Twilio will bring us closer to firmly securing that open seat at the table as the unmatched, category leader in customer communications.  We could not have achieved this milestone announcement without all of your dedication and hard work, and I am ever grateful to all of you. And as always, I am humbled to continue to have the opportunity to work with you and serve this special company.

Please watch this video for more on today’s exciting announcement.

Sameer//

PS:

Gridders are allowed to amplify the news on social media in their individual capacity and not for solicitation purposes, but must not share any financials related to the transaction.

If you are contacted by a member of the media, please contact David Friedman, director of corporate communications.

FAQS:

OVERVIEW OF WHAT’S HAPPENING & STRATEGIC RATIONALE

•                  SendGrid has agreed to be acquired by Twilio in an all stock deal that we anticipate will close sometime in the first half of 2019.

•                  We agreed to join forces with Twilio because our leadership team and Board of Directors strongly believe three things:

a.              The combined company will help us meaningfully accelerate our mission/vision of building a multi-channel customer communications platform.  Stand-alone, we were on a decade-long journey.  With Twilio, we believe we’ll get there next year.  We believe we will have created the unquestioned platform of choice for any Dewey looking to embed communications in their applications, and will help Olivia orchestrate messages across channels.  We’re incredibly aligned on this vision.

b.              The combined company can be extraordinary from a business / shareholder value perspective.  Since all of us at the Grid are owners / shareholders, this matters to all of you.  We looked at our plans stand-alone and compared them with a joint plan, and the short answer after a lot of analytical work is that we believe the joint business has the potential to create a lot more value over time.

c.               Culture / values alignment was front-and-center in our decision-making.  While there will be differences on the margin, without question, the core of our values are deeply reflected in Twilio’s values.

Q&A - WHAT WE KNOW TODAY

General Organizational Questions:

Q. What will the new company organizational structure look like?

A.                                    SendGrid will be a wholly owned subsidiary of Twilio. As such, we will have our own leadership team for the subsidiary, will need our own finance team to manage the financial aspects of our subsidiary, and will need our own go to market teams as well as product and engineering teams that focus on our ongoing and future business opportunities.

Q. Is there an integration plan and if so, what does the timeline look like?

A.                                    There is no integration plan in place at this time. We don’t anticipate closing the transaction until some time in the first half of 2019 and so we are business as usual operating independently until closing. We’ll begin working on plans during this interim period and will share specifics as things become clearer.

Q.  Will Sameer stay on as our CEO?

A.                                    Absolutely. He will be CEO of SendGrid, a Division of Twilio

Q. Will the 4Hs remain our SendGrid values and will our culture remain intact?

A.                                    We know that all of us as Gridders will always be 4H and we’ll continue to work together to keep those values at the heart of all we do. Twilio is in the process of reassessing their values and they really love our 4Hs for both their simplicity and what they represent in terms of how we work together. They currently have 9 Twilio Values and 8  Leadership Principles resulting in 17 critical things important for success. They want to rethink this and come up with a concise set of values that we will share together as a new, unified company.

Q.  Will my hiring-plan be impacted?

A.                                    Not at the moment but as we have every year, we’ll continue to make changes and tweak based on what’s needed to achieve our 2019 goals.

Q.  Will our overall SendGrid plan for 2019 be impacted?

A.                                    No - we’ll need to deliver on our 2019 plan as a wholly owned subsidiary of Twilio. There may be new product and go to market priorities based on the strength of our combined offerings and we’ll be evaluating and making adjustments as necessary to achieve our shared vision after the deal has closed.

Q.  Will my team or org now be merged with the team/org of Twilio?

A.                                    In situations such as these, there will normally be some level of integration with our G&A functions but no plans are in place at this time.  One other area we’ll be evaluating is our sales structure since we want to maximize our combined customer relationships and product portfolio. As we better understand our respective organizations, some changes may make sense in other areas of the business and our commitment is to do what’s right for our new combined entity.

Q.  Will there be a change in our real estate footprint? Will our office locations change?

A.                                    There are no anticipated changes. Twilio already has offices in 17 cities around the world and is used to working in a distributed way. They are happy to have a meaningful presence in Colorado and appreciate the additional space we have available for growth in all of our locations.

QUESTIONS ON GO TO MARKET & PRODUCT

Q.  How do we think this impacts our customers?

A.                                    We believe the combined capabilities of our two companies will solve a huge pain point for developers when it comes to being able to use one platform for all of their digital communications. Twilio is hyper focused on the developer community, as is SendGrid, and the combined focus will bring new solutions and possibilities more quickly to the market.  With more shared APIs and services, we will also be able to address a broader set of jobs and channels for Olivia.

Q.  Can we sell Twilio products with SG products?

A.                                    We will do no cross-selling of solutions until the deal is actually closed. Post close, we will work together to determine the best way to bring our solutions to our combined customer base.

Q.  Will we continue to build and launch new products?

A.                                    Absolutely. To realize the vision of our combined organizations, we will need to continue to innovate and bring new solutions to the table that will solve real pain points for our customers and that will continue to make SendGrid and Twilio the go to platform for all digital communication.

Q.  Will the SendGrid brand be deprecated, will our website be merged with Twilio’s?

A.                                    These are things we’ll work through in integration planning and the post close process.

QUESTIONS ON NEXT STEPS. WHAT HAPPENS BETWEEN NOW & CLOSE

•                  First and foremost, we have to keep operating our business as we did the day before this announcement, until we close which we expect to be some time in the first half of 2019.

•                  In addition to continuing to drive our respective businesses independently, we each will have to make certain filings with several US Government agencies to put ourselves on the path to get regulatory approvals and to gain our respective shareholders approval for the deal.

•                  Closing conditions for the merger include approval by Twilio stockholders to issue Twilio Class A common stock as merger consideration and SendGrid stockholders to adopt the merger agreement.

•                  We will need Hart-Scott Rodino antitrust clearance by the Department of Justice

•                  We also have to make certain filings with the SEC that put us on track to gain shareholder approval some time in the first half of 2019.

•                  There also will be some level of integration planning during the period between signing and closing.  Many of you will be asked to participate in these activities and this will be clearer as those plans start to take shape in the weeks to come.

QUESTIONS ON SOCIAL MEDIA

Q.  Can our Gridders share the news on social media?

A.                                    Gridders are allowed to amplify the news on social media in their individual capacity and not for solicitation purposes, but must not share any financials related to the transaction.

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with SendGrid’s pending acquisition by Twilio, Twilio will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of SendGrid and Twilio and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). SENDGRID URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENDGRID, TWILIO AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by SendGrid and Twilio with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and SendGrid’s other SEC filings are also available on SendGrid’s website at http://www.sendgrid.com/.

SendGrid, Twilio and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding SendGrid’s officers and directors is included in SendGrid’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to SendGrid’s Investors page on its corporate website at http://www.sendgrid.com/. Information regarding Twilio’s officers and directors is included in Twilio’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Twilio’s Investors page on its corporate website at www.twilio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of SendGrid’s stockholders or Twilio’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of SendGrid and Twilio. There can be no assurances that the proposed merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of SendGrid and Twilio generally, including those set forth in the filings of SendGrid and Twilio with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. SendGrid and Twilio undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.